SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAME OF REPORTING PERSON Frank Porter Stansberry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,744,655 [See Item 4 and 5]
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 60,744,655 [See Item 5]
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,744,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64% [See Item 5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

The following constitutes Amendment No. 7 to the Schedule 13D filed by the Reporting Person. This Amendment No. 7 amends Item 4, Item 5, and Item 6, as set forth below. All other items remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On October 17, 2023, the Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates agreed to act together to pursue changes at the Issuer, including the appointment of the Reporting Person as Chairman of the Board and Chief Executive Officer and the departure of certain directors and officers; increased dividend payments to shareholders; and an internal review of current operations with the intent to enhance alignment, improve efficiency, and increase cash flow and intrinsic value of the business. Monument & Cathedral Holdings, LLC and its affiliates agreed to give the Reporting Person their proxy in the event that shareholder votes would be necessary to achieve these goals.

On October 18, 2023, the Issuer published a press release announcing a series of leadership changes, including that the Reporting Person was appointed by the Board of Directors as Chairman of the Board and Chief Executive Officer; a regular dividend and special dividend to shareholders; and an internal review of current operations with the intent to enhance alignment, improve efficiency, and increase cash flow and intrinsic value of the business.

The Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates may be deemed to be a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”) as a result of the informal agreement described above, under Rule 13d-5(b)(1) of the Act. The Reporting Person understands that Monument & Cathedral Holdings, LLC and its affiliates will file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Person assumes no responsibility for the information contained in any such Schedule 13D filed by Monument & Cathedral Holdings, LLC and its affiliates. The Reporting Person expressly disclaims beneficial ownership of any securities owned or acquired by Monument & Cathedral Holdings, LLC and its affiliates.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plans at any time.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and replaced with the following:

The Reporting Person is the beneficial owner of 60,744,655 shares of Class A Common Stock, constituting approximately 63% of the class outstanding. Specifically, the Reporting Person is the holder of record of 3,991,467 shares of Class A Common Stock purchased in open market transactions and acquired pursuant to redemption of Common Units of MarketWise, LLC. Additionally, the Reporting Person has the right to acquire 56,753,188 shares of Class A Common Stock underlying the Reporting Person’s Common Units of MarketWise, LLC: (i) 54,186,545 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership. As of June 30, 2023, there were 37,480,687 shares of Class A Common Stock outstanding according to the Issuer. In accordance with Rule 13d-3(d)(1)(i), the 56,753,188 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

The Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates may be deemed to be a group for the purposes of Section 13(d)(3) of the Act as a result of the informal agreement described above, under Rule 13d-5(b)(1) of the Act. According to a Schedule 13D filed by Monument & Cathedral Holdings, LLC on September 14, 2023, Monument & Cathedral Holdings, LLC and its affiliates beneficially own 119,118,544 shares of Class A Common Stock, constituting approximately 76% of the class outstanding. The group therefore may be deemed to beneficially own 179,863,199 shares of Class A Common Stock in the aggregate, constituting approximately 84% of the class outstanding. As of June 30, 2023, there were 37,480,687 shares of Class A Common Stock outstanding according to the Issuer. In accordance with Rule 13d-3(d)(1)(i), the 56,753,188 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person and the 119,118,544 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by Monument & Cathedral Holdings, LLC are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by the group. The Reporting Person expressly disclaims beneficial ownership of any securities owned or acquired by Monument & Cathedral Holdings, LLC and its affiliates.

Item 5(c) is hereby amended by the addition of the following:

On October 6, 2023, the Reporting Person acquired 73,209 Restricted Stock Units (“RSUs”) from the Issuer under the Issuer’s Non-Employer Director Compensation Policy. The RSUs will vest on the earlier of (i) the day immediately preceding the date of the 2024 Annual Meeting of Shareholders and (ii) October 6, 2024, subject to the Reporting Person continuing in service on the Issuer’s Board of Directors through the applicable vesting date. Each RSU represents a contingent right to receive one share of Class A Common Stock of Marketwise, Inc.

On September 6, 2023, the Reporting Person acquired 1,000,000 Class A Common Stock from the Issuer pursuant to the redemption of 1,000,000 Common Units of MarketWise, LLC. The Common Units are redeemable for shares of Class A Common Stock on a one-for-one basis at the option of the holder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

On October 17, 2023, the Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates agreed to act together to pursue leadership changes at the Issuer, including the appointment of the Reporting Person as Chairman of the Board and Chief Executive Officer and the departure of certain directors; increased dividend payments to shareholders; and, an internal review of current operations with the intent to enhance alignment, improve efficiency, and increase cash flow and intrinsic value of the business. This informal agreement does not have any binding terms or conditions. Either party may cease to be party to the agreement at any time.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2023	/s/ Frank Porter Stansberry
Frank Porter Stansberry